Exhibit 99.1

ParaZero Receives Initial DefendAir Order from Tier-1
European Defense Manufacturer for Autonomous
Counter-UAS Platform

Initial order will support the integration of ParaZero’s net-based physical interception technology into an autonomous Counter-UAS system

KFAR SABA, Israel, Aug. 03, 2026 (GLOBE NEWSWIRE) — ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced that it has received an initial order for its DefendAir Net Pods from a Tier-1 European defense manufacturer.

The Net Pods are intended for integration into an autonomous Counter-UAS system and will support integration as the customer incorporates ParaZero’s controlled, net-based physical interception capability into its broader system architecture.

The technology can be configured for integration across autonomous ground systems, remotely operated platforms, armored vehicles, fixed installations and other Counter-UAS applications. Its modular architecture enables customers to adapt deployment characteristics and launch parameters according to the target profile, platform and operational environment.

“Autonomous Counter-UAS systems are moving from identifying threats to completing the entire engagement cycle, and that requires a physical interception layer capable of delivering a controlled and decisive outcome,” said Ariel Alon, CEO of ParaZero Technologies. “Detection, tracking and decision-making create awareness, but interception is what ultimately protects the mission, the platform and the people operating around it.”

“This initial order from a leading European defense manufacturer reflects the growing recognition that net-based interception can become an integral component within next-generation autonomous defense systems,” Alon continued. “For ParaZero, we believe that integration with established defense manufacturers has the potential to expand the reach of DefendAir beyond individual products and into larger platforms and programs. Each successful integration strengthens our position as an enabling technology provider to the global Counter-UAS market and creates a foundation for broader commercial opportunities as these systems advance.”

The order represents another expansion of ParaZero’s relationships with global defense manufacturers and system integrators seeking to incorporate DefendAir into layered Counter-UAS architectures. The Company continues to pursue an integration-led strategy under which its interception technology can be embedded within third-party autonomous systems, vehicles, turrets and fixed-site protection solutions.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops intelligent, mission-ready technologies for defense and advanced aerial applications.

The Company’s DefendAir product family provides a controlled, non-explosive, net-based physical interception capability designed for integration across personal, mobile, autonomous and fixed-site Counter-UAS systems.

For more information, visit ParaZero https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the growing recognition that net-based interception can become an integral component within next-generation autonomous defense systems, its belief that integration with established defense manufacturers has the potential to expand the reach of DefendAir beyond individual products and into larger platforms and programs and how each successful integration strengthens our position as an enabling technology provider to the global Counter-UAS market and creates a foundation for broader commercial opportunities as these systems advance. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com